HIP ENERGY CORPORATION

NOTICE OF NO AUDITOR REVIEW OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that the consolidated interim financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of consolidated interim financial statements by an entity’s auditor.

HIP ENERGY CORPORATION
(A Development Stage Company)

Consolidated Interim Financial Statements
(Expressed in US dollars)
(Unaudited)

February 28, 2011

HIP Energy Corporation
(A Development Stage Company)
Consolidated Balance Sheets
(Unaudited - Expressed in US dollars)

	February 28,	November 30,
	2011	2010
	$	$
ASSETS
Current Assets
Cash	20,751	35,290
HST recoverable	10,092	8,074
Prepaid expenses	570	547
Total Current Assets	31,413	43,911
Equipment (Note 2)	34,293	36,243
Exploration Advances (Note 3)	210,000	210,000
Oil and Gas Properties (Note 3)	127,500	127,500
Total Assets	403,206	417,654

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	48,874	44,764
Due to related parties (Note 7)	101,605	25,762
Advances payable (Note 7)	66,450	63,714
Total Liabilities	216,929	134,240
Stockholders’ Equity
Capital Stock (Note 5)
Authorized: unlimited number of common shares, without par value unlimited number of preferred shares, without par value Issued: 60,727,660 common shares	4,409,168	4,409,168
Contributed Surplus	10,346	10,346
Accumulated other comprehensive loss	(111,935)	(111,935)
Deficit accumulated during the development stage	(4,121,302)	(4,024,165)
Total Stockholders’ Equity	186,277	283,414
Total Liabilities and Stockholders’ Equity	403,206	417,654

Nature of operations and ability to continue as a going concern (Note 1)

Commitments (Notes 3,4 and 8)

Approved on behalf of the Board:

“RichardCoglon”	“James Chui”
Director	Director

The accompanying notes are an integral part of these consolidated interim financial statements

HIP Energy Corporation
(A Development Stage Company)
Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited – Expressed in US dollars)

	Three Months Ended
	February 28,	February 28,
	2011	2010
	$	$

EXPENSES
Amortization	1,950	–
Bank charges and interest	697	134
Consulting and secretarial (Note 7)	3,000	–
Foreign exchange loss (gain)	4,603	(2)
Management fees (Note 7)	72,498	482
Office and miscellaneous	1,044	258
Professional fees	11,741	6,750
Shareholder information	240	–
Transfer agent and regulatory fees	751	1,210
Travel and promotion	613	–

Net loss and comprehensive loss for the period	(97,137)	(8,832)

Basic and diluted loss per share	(0.00)	(0.00)

Weighted average shares outstanding	60,728,000	6,212,000

The accompanying notes are an integral part of these consolidated interim financial statements

HIP Energy Corporation
(A Development Stage Company)
Consolidated Interim Statements of Cash Flows
(Unaudited – Expressed in US dollars)

		Three Months Ended
		February 28,		February 28,
		2011		2010
		$		$
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period		(97,137)		(8,832)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization		1,950		–
Donated services		–		1,115
Foreign exchange		2,736		209

Changes in non-cash working capital items
HST recoverable		(2,018)		(357)
Due to related parties		75,843		–
Prepaid expenses		(23)		–
Accounts payable and accrued liabilities		4,110		(20,407)

Net cash used in operating activities		(14,539)		(28,271)

FINANCING
Advance payable		–		23,603

Net cash flows provided by financing activities		–		23,603

NET CASH OUTFLOWS		(14,539)		(4,668)

CASH, BEGINNING OF PERIOD		35,290		11,515

CASH, ENDING OF PERIOD		20,751		6,847

Cash paid for income taxes during the period	$	Nil	$	Nil
Cash paid for interest during the period	$	Nil	$	Nil

Non-cash transactions – Note 9

The accompanying notes are an integral part of these consolidated interim financial statements

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
February 28, 2011
(Unaudited - Expressed in US dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated on June 22, 1983, and on November 17, 2009, the Company changed its name from Bradner Ventures Ltd. to HIP Energy Corporation. The Company is currently a reporting issuer under the security laws of British Columbia and Alberta, Canada and its common shares are listed on the OTC Bulletin Board under the trading symbol "HIPCF". The Company is a development stage company. The Company’s current business is to increase the production of proven but unproductive wells, or to increase production from damaged, uneconomical, and stripper well bores using the HIP Downhole Process Technology (“the Technology”) (Notes 3 and 4).The Company did not previously have an operating business.

Basis of Presentation

These consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in Canada, and are expressed in US dollars. The Company incorporated a wholly-owned subsidiary HIP Energy (Texas), Inc. (“HIP Texas”),on February 12, 2010 in Texas to facilitate the acquisition of the Well Bores as described in Note 3. The Company also incorporated a wholly-owned subsidiary HIP Energy (Nevada) Corporation (“HIP Nevada”),on March 11, 2010 in Nevada to facilitate the acquisition of the exclusive worldwide license for use of the Technology as described in Note 4. The financial statements include accounts of the Company and its wholly-owned subsidiaries, HIP Texas and HIP Nevada. As a result of these transactions, there was a change in control of the Company; the transferors of the well bores together control 65.8% of the Company. All intercompany transactions and balances have been eliminated. The Company’s fiscal year-end is November 30.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At February 28, 2011, the Company has negative working capital, accumulated operating losses of $4,121,302since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to raise funds through debt financing, complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms. The consolidated financial statements contain no adjustments that reflect the outcome of this uncertainty.

Oil and gas properties are recognized in these financial statements in accordance with accounting policies and, accordingly, their carrying amounts represent costs incurred to date and do not necessarily reflect present or future values.

The unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited consolidated interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company’s annual financial statements for the year ended November 30, 2010, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three month period ended February 28, 2011 are not necessarily indicative of the results that may be expected for future quarters or the year ended November 30, 2011.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
February 28, 2011
(Unaudited – Expressed in US dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN (Continued)

Change in Functional Currency

On March 30, 2010, the Company completed the acquisition of certain Well Bores and a Technology License, both of which are located in the United States. Subsequent to the acquisitions, the Company’s operations, fundraising activities, and any future revenues will be denominated in United States (“US”) dollars. As a result of this change in circumstances, the Company undertook a review of the functional currency exposures of all of its business units according to CICA Section 1651 Foreign Currency Translation and concluded that its functional currency is now predominately the US dollar. Prior to March 30, 2010, the Company’s functional currency was the Canadian dollar. The change in functional currency is accounted for prospectively from March 30, 2010 and prior period financial statements have not been re-measured for the change in functional currency. As a result of this change, the operations of the Company and its subsidiaries have been translated to U.S. dollars on a prospective basis. Monetary assets and liabilities are translated into U.S. dollars using the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities are translated into U.S. dollars using the historical exchange rates. Revenues and expenses are translated at the average exchange rate during the period. Foreign exchange gains and losses are included in the consolidated statement of operations.

Change in Reporting Currency

The Company elected to adopt the U.S. dollar as its reporting currency effective March 30, 2010 to better reflect its business. Prior year’s financial statements and all comparative financial information contained herein have been recast to reflect the Company’s results as if they had been historically reported in U.S. dollars. All revenues, expenses and cash flows for each period were translated into the reporting currency using average rates for the period, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities were translated using the exchange rate at the applicable balance sheet dates and stockholders’ equity was translated at historical rates. The resulting translation adjustment was recorded as accumulated foreign currency translation adjustment in accumulated other comprehensive income.

The cumulative impact of the change in reporting currency was to increase accumulated other comprehensive loss by $111,935 at March 30, 2010.

2.	EQUIPMENT

	Accumulated	February 28,	November 30,
Cost	Amortization	2011	2010
$39,000	$4,707	$34,293	$36,243

3.	OIL AND GAS PROPERTIES

	Texas Well Bores
	Opal	Other	Peak Wells	Total
Acquisition
Cash	$62,500	$–	$60,000	$122,500
Shares	–	5,000	–	5,000
	$62,500	$5,000	$60,000	$127,500

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
February 28, 2011
(Unaudited – Expressed in US dollars)

3.	OIL AND GAS PROPERTIES (continued)

Opal and other Well Bores

On March 30, 2010, the Companyacquired all rights, title and interest in and to 50 well bores located in West Texas,and 1 well bore (the “Opal Well”) located in Central Texas. In addition, the Company will, within 12 months, be transferred title to an additional 41 wells and well bores located in East Texas and 60 wells and well bores located in West Louisiana.The Company issued 20,000,000 shares of common stock as consideration for the sale and transfer of the initial 52well bores in West and CentralTexas and the 41 East Texas and 60 Louisiana well bores. $5,000 was assigned as the purchase price of the well bores using carryover basis of accounting (being the amount that the well bores were carried in the accounts of the transferor) as the transferor, together with the transferor in the transaction discussed in Note 4, control the Company subsequent to the transactions. In consideration of the transfer of the Opal Well, the Company agreed to pay consideration totaling $250,000 consisting of accrued development, equipment and lease operating costs incurred on the Opal Well. The Company paid $62,500 and the balance of these costs will be paid on a declining basis from any oil and gas production revenues received by the Company as generated on the Opal Well in excess of 20 bbl oil or gas equivalent per day, using the HIP DownholeProcess Technology. The Company has not recorded an accrued liability for the balance of the costs owed given that they are contingent on oil and gas production.

Peak Well Bores

On January 1, 2010, the Company entered into a joint operating agreement with a company to operate and develop to develop the Well Bores using the HIP Downhole Technology.The Company forwarded $60,000 as a deposit on the Peak Well Bores (the “Peak Wells”).

Exploration Advances

As at February28, 2011, the Company had advanced $210,000 to the well bores operator for specific property use but which had yet to be spent as of that date.

4.	HIP DOWNHOLE PROCESS TECHNOLOGY

On March 30, 2010, the Company completed the acquisition of the worldwide exclusive rights to the proprietary HIP DownholeProcess Technology (“the Technology”).The Technology is proprietarydownhole oil and gas technology designed and developed to increase oil and gas production from non-commercial, uneconomic, depleted or damaged well bores and oil and gas reservoirs. In consideration for the grant of the License Agreement, the Company issued 30,000,000 shares of common stockand agreed to pay an annual royalty fee equal to 25% of net revenue from income associated with its use and application. The purchase price allocated to the technology was assigned a value of Nil using carryover basis of accounting (being the amount that the technology was carried in the accounts of the transferor) as the transferor, together with the transferor in the transaction discussed in Note 3, control the Company subsequent to the transactions.

In April 2010, the Company entered into a joint operating agreement with an operatorto develop the Well Bores using the Technology. In consideration for their services, the operator will be granted a 10% working interest in any of the Well Bores that the HIP DownholeProcess Technology is applied to.

5.	CAPITAL STOCK

On October 20, 2009, the Company increased its authorized capital to an unlimited number of common shares and an unlimited number of preferred shares.

Common Shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

Preferred Shares

The preferred shares of the Company may be issued in one or more series and may be designated as voting or non-voting and cumulative or non-cumulative. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets before any distribution is made to the holders of the common shares. The Company had no preferred shares outstanding at February 28, 2011and November 30, 2010.

Stock Options

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but un-issued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant. The Company had no options outstanding as at February 28, 2011 and November 30, 2010.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
February 28, 2011
(Unaudited – Expressed in US dollars)

6.	CAPITAL DISCLOSURES

Effective December 1, 2007, the Company adopted the new CICA guidelines of Section 1535, “Capital Disclosures”, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance.

In the management of capital, the Company includes cash in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to seek andidentify suitable business opportunities or business combinations in Canada or the United States of America. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company places its cash with institutions of high credit worthiness. At February 28, 2011, the Company had cash of $20,751 (November 30, 2010– $35,290).

The Company has identified business opportunities as noted in Notes 3 and 4. The Company will continue to assess new opportunities and seek to acquire business if it feels there are sufficient benefits to the Company and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.There have been no changes made to the capital management policy during the year.

7.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are measured at the exchange amount, being the amount established and agreed to by the related parties.

	a)	During the three month periodended February 28, 2011, the Company incurred $72,498 (2010– $482) for management fees to directors, officers and private companies controlled by them.

	b)	During the three month period ended February 28, 2011, the Company incurred $3,000 (2010– $Nil) in consulting fees to an officer.

	c)	As at February 28, 2011, the Company owes $51,115 (CDN$50,000) (November 30, 2010– $49,010 (CDN$50,000)) to a director for advances, which are unsecured, non-interest bearing and payable on demand.

	d)	As at February 28, 2011, the Company owes $101,605(November 30, 2010– $25,762) to directors for accrued management fees, which are unsecured, non-interest bearing and payable on demand.

e)

As at February 28, 2011, the Company owes $15,335 (CDN$15,000) (November 30, 2010 – $14,704(CDN$15,000)) to a private company owned by a shareholder for advances, which are unsecured, non-interest bearing and payable.

8.	COMMITMENTS

a)

Pursuant to the acquisitions of the Well Bores and the HIP Downhole Process Technology, the Company entered into an agreement with an individual to issue 80,000 shares ofcommon stock as afinders’ fee. As at February 28, 2011, the shares had not been issued.

b)

The Company entered into several management and consulting agreements with directors and officers in which the Company agreed to pay aggregate monthly fees of $24,166. The monthly fees will increase to an aggregate of $56,666within 30 days of the Company completing a private placement of $4,000,000 or the Company having achieved 30 days of continuous production of an average of 20 bbls of oil per day per well, or a combined oil and gas equivalent, from a minimum of 10 wells forming part of a 10 well unit on which the Company has successfully applied the HIP Downhole Process Technology. The term of all the agreements is 2 years, with the exception with the President’s agreement, which is 3 years.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
February 28, 2011
(Unaudited – Expressed in US dollars)

9.	NON-CASH TRANSACTIONS

	Three Months
	Ended
	February 28,
	2011	2010
	$	$
Donated services	–	1,115

10.	RISK MANAGEMENT

Overview

The Company isengaged primarily in the oil and gasdrilling and exploration field and accordingly it may be at risk for environmental issues and fluctuations in commodity pricing relating to the oil and gasdrilling and exploration industry. The Company is subject to state and federal environmental regulations. Management has designed procedures and policies to provide for environmental compliance however, due to the diversity of environmental laws and regulations, compliance at all times cannot be assured.

Although management has taken steps to verify title on the properties on which it conducts exploration and in which it has an interest, these procedures may not guarantee the Company’s title. Property title may be at risk from unregistered prior agreements, unregistered claims, other land claims and non-compliance with regulatory and environmental requirements.

The Company has exposure to the following risks from its use of financial instruments:

	•	Credit risk

	•	Liquidity and funding risk

	•	Market risk

The Board of Directors approves and monitors the risk management processes.

a)	Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is on its cash and amounts receivable.

Cash consists of cash bank balances. The Company manages the credit exposure related to cash by holding its funds with reputable financial institutions.

Amounts receivable consist of HST recoverable. The Company’s maximum credit exposure for cash and amounts receivable is the carrying value of $30,843 (November 30, 2010 - $43,364.

b)	Liquidity and Funding Risk

Liquidity and funding risk is the risk that the Company will not have sufficient capital to meet short-term operating requirements, after taking into account the Company’s holdings of cash.

As at February 28, 2011, the Company’s working capital deficiency is $185,516.In the case of cash deficits arising from exploration commitments and general operating budgets, the Company will have to seek debt or equity financing. There are no assurances that such financing will be available on terms acceptable to the Company.

The Company determined that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is invested in business accounts and is available on demand.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
February 28, 2011
(Unaudited – Expressed in US dollars)

10.	RISK MANAGEMENT (continued)

c)	Market Risk

	i)	Interest Rate Risk:

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments.

The Company had $20,751 in cash at February 28, 2011. The bank account is not an interest bearing bank account and currently the Company does not hold any investments or financial liabilities on which interest accrues, and is therefore not subject to a significant amount of interest rate risk.

	ii)	Foreign Currency Risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in the foreign exchange rates. The Company’s functional and reporting currency is the US dollar. The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in United States of America and Canada and holds cash in US and Canadian dollar currencies in line with forecasted expenditures. The Company’s main risk is associated with fluctuations in the Canadian dollar and assets and liabilities are translated based on the foreign currency translation policy.

The Company’s net exposure to the Canadian dollar on financial instruments is as follows:

	February 28,	February 28,
	2011	2010

Cash	$28	$6,785
HST recoverable	10,092	1,545
Accounts payable and accrued liabilities	(48,071)	(26,355)

	$(37,951)	$(18,025)

The Company has determined that an effect of a 10% increase or decrease in the Canadian dollar against the US dollar on financial assets and liabilities, as at February 28, 2011, including cash, HST recoverable, and accounts payable and accrued liabilities denominated in Canadian dollar, would result in an insignificant change to the net loss and comprehensive loss for the period ended February 28, 2011. At February 28, 2011, the Company had no hedging agreements in place with respect to foreign exchange rates.

iii)	Commodity Price Risk:

Commodity price risk is the risk of financial loss resulting from movements in the price of the Company’s commodity inputs and outputs. The Company’s risk relates primarily to the expected output to be produced at its oil and gas properties described in Note 3 of these consolidated financial statements of which significant production is not expected in the near future.

11.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and comprehensive loss, and cash flows. Management does not believe that any recently issued, but not yet effective, accounting standard if currently adopted could have a material effect on the accompanying consolidated financial statements.

Development Stage Company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercial viability related to the Hip Downhole Process Technology. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.